UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                        SAVVIS Communications Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   805423 10 0
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                                 (CUSIP Number)

                                 March 18, 2002
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 805423 10 0
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1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).

      General Electric Capital Corporation
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)
      (b)
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3.    SEC Use Only

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4.    Citizenship or Place of Organization

      Delaware
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Number of           5.     Sole Voting Power:        9,647,258 Shares
Shares              ------------------------------------------------------------
Beneficially        6.     Shared Voting Power:      0 Shares
Owned by            ------------------------------------------------------------
Each                7.     Sole Dispositive Power:   9,647,258 Shares
Reporting           ------------------------------------------------------------
Person With         8.     Shared Dispositive Power: 0 Shares
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9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      9,647,258 Shares of Common Stock issuable upon exercise of a Warrant
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10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

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11.   Percent of Class Represented by Amount in Row (9)

      9.2%
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12.   Type of Reporting Person (See Instructions)

      CO
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

Item 1.

      (a) Name of Issuer:

      SAVVIS Communications Corporation

      (b) Address of Issuer's Principal Executive Offices:

      12851 World Gate Drive
      Herndon, Virginia 20170

Item 2.

      (a) Name of Person Filing.

      General Electric Capital Corporation

      (b) Address of Principal Business Office.

      10 Riverview Drive
      Danbury, Connecticut 06810

      (c) Place of Organization.

      Delaware

      (d) Title of Class of Securities.

      Common Stock

      (e) CUSIP Number.

      805423 10 0

Item 3.

Not Applicable.

Item 4. Ownership.

      (a)   Amount beneficially owned: 9,647,258 Shares

      (b)   Percent of class: 9.2%

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote:
                  9,647,258 Shares


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

            (ii)  Shared power to vote or to direct the vote:
                  0 Shares

            (iii) Sole power to dispose or to direct the disposition of:
                  9,647,258 Shares

            (iv)  Shared power to dispose or to direct the disposition of:
                  0 Shares

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

            (a)   Not Applicable.

            (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Dated: April 10, 2002

                                       /s/ John Stine
                                       ----------------------------
                                       John Stine
                                       Operations Counsel
                                       Special Assets


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